SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.         )1

Beverly National Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

088115100

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 088115100	13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HAROLD C. BOOTH REVOCABLE TRUST 04-6837027 EVALINA M. BOOTH REVOCABLE TRUST 04-6837028
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ NOT APPLICABLE
3.	SEC Use Only
4.	Citizenship or Place of Organization MASSACHUSETTS, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power —
6. Shared Voting Power 120,410
7. Sole Dispositive Power —
8. Shared Dispositive Power 120,410

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,410
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) NOT APPLICABLE
11.	Percent of Class Represented by Amount in Row (9) 4.4%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 088115100	13G

Item 1(a).	Name of Issuer:

BEVERLY NATIONAL CORPORATION

Item 1(b).	Address of Issuer’s Principal Executive Offices:

240 CABOT STREET, BEVERLY, MA 01915

Item 2(a).	Name of Person Filing:

STEPHEN F. CURRAN, VICE PRESIDENT & TRUST OFFICER

BEVERLY NATIONAL BANK,

TRUSTEE OF THE HAROLD C. BOOTH REVOCABLE TRUST AND

EVALINA M. BOOTH REVOCABLE TRUST

Item 2(b).	Address of Principle Business Office or, if None, Residence:

240 CABOT STREET, BEVERLY, MA 01915

Item 2(c).	Citizenship:

MASSACHUSETTS, U.S.A.

Item 2(d).	Title of Class of Securities:

COMMON STOCK

Item 2(e).	CUSIP Number:

088115100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

NOT APPLICABLE

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned: 120,410

(b)	Percent of class: 4.4%

(c)	Number of shares as to which such person has:

i. Sole power to vote or to direct the vote                                 —

ii. Shared power to vote or to direct the vote                             120,410

iii. Sole power to dispose or to direct the disposition of         —

iv. Shared power to dispose or to direct the disposition of     120,410

Item 5.	Ownership of Five Percent or Less of a Class.

☒ OWN LESS THAN FIVE PERCENT OF THE CLASS

CUSIP No. 088115100	13G

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certifications.

NOT APPLICABLE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007

Date

/s/ Stephen F. Curran

Signature

Vice President & Trust Officer

Name/Title

STEPHEN F. CURRAN

VICE PRESIDENT & TRUST OFFICER